FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of August 2011.

Total number of pages: 50

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011 (Unaudited)
(FROM APRIL 1, 2011 TO JUNE 30, 2011) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011 (Unaudited)

(FROM APRIL 1, 2011 TO JUNE 30, 2011)

CONSOLIDATED

Released on August 19, 2011

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended June 30
	2010	2011	2011
Net sales	¥168,766	¥179,073	$2,218,172
Operating income	27,115	19,222	238,102
Income from continuing operations before income taxes	21,105	17,571	217,651
Income from continuing operations attributable to Nidec Corporation	13,900	12,210	151,245
Loss on discontinued operations attributable to Nidec Corporation	(117)	-	-
Net income attributable to Nidec Corporation	¥13,783	¥12,210	$151,245
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥99.79	¥88.20	$1.09
Loss on discontinued operations attributable to Nidec Corporation	(0.84)	-	-
Net income attributable to Nidec Corporation	98.95	88.20	1.09
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥99.79	¥82.49	$1.02
Loss on discontinued operations attributable to Nidec Corporation	(0.84)	-	-
Net income attributable to Nidec Corporation	¥98.95	¥82.49	$1.02

CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2011
	March 31	June 30	June 30
Current assets	¥373,097	¥384,437	$4,762,009
Investments	15,926	15,896	196,903
Property, plant, equipment and others	359,182	350,985	4,347,641
Total assets	748,205	751,318	9,306,553

Current liabilities	206,835	212,619	2,633,705
Long-term liabilities	130,864	129,996	1,610,256
Total liabilities	337,699	342,615	4,243,961
Total Nidec Corporation shareholders’ equity	355,250	353,430	4,377,926
Noncontrolling interests	55,256	55,273	684,666
Total liabilities and equity	¥748,205	¥751,318	$9,306,553

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Net cash provided by operating activities	¥20,059	¥15,901	$196,965
Net cash used in investing activities	(13,818)	(10,967)	(135,847)
Net cash provided by (used in) financing activities	3,900	(513)	(6,354)
Effect of exchange rate changes on cash and cash equivalents	(6,076)	(2,074)	(25,691)
Net increase in cash and cash equivalents	4,065	2,347	29,073
Cash and cash equivalents at beginning of period	123,309	94,321	1,168,351
Cash and cash equivalents at end of period	¥127,374	¥96,668	$1,197,424

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (ii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iii) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (v) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls business, (vi) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (vii) the risks identified above.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen, ” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2011 Compared to Three Months Ended June 30, 2010 (Unaudited)

As of March 31, 2011, we discontinued our specialty lens unit business which had been included within "electronic and optical components." All prior period specialty lens unit business amounts have been reclassified to discontinued operations pursuant to the FASB Accounting Standards Codification™ (ASC), 205-20 "Presentation of Financial Statements－Discontinued Operations" to enable comparisons between the relevant amounts for the three months ended June 30, 2010 and 2011.

Net Sales

	(Yen in millions) For the three months ended June 30
	2010	2011	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥52,532	¥46,583	¥(5,949)	(11.3)%
Other small precision brushless DC motors	21,456	17,665	(3,791)	(17.7)
Brushless DC fans	8,840	7,799	(1,041)	(11.8)
Other small precision motors	4,859	3,875	(984)	(20.3)
Sub-total	87,687	75,922	(11,765)	(13.4)
General motors	24,760	48,709	23,949	96.7
Machinery	17,221	19,090	1,869	10.9
Electronic and optical components	30,346	27,265	(3,081)	(10.2)
Others	8,752	8,087	(665)	(7.6)
Consolidated total	¥168,766	¥179,073	¥10,307	6.1%

Our net sales increased ¥10,307 million, or 6.1%, from ¥168,766 million for the three months ended June 30, 2010 to ¥179,073 million for the three months ended June 30, 2011. This increase was primarily due to the contributions of newly consolidated subsidiaries, mainly including Nidec Motor Corporation, the former Emerson Electric Co.'s motors and controls business, which we acquired in September 2010. Nidec Motor's sales for the three months ended June 30, 2011 were ¥19,919 million.

Excluding the impact of Nidec Motor Corporation, our net sales decreased ¥9,612 million, or 5.7%, from ¥168,766 million for the three months ended June 30, 2010 to ¥159,154 million for the three months ended June 30, 2011. This decrease was mainly due to a decrease in sales of products in the "small precision motors" category. This decrease in sales of small precision motors was primarily due to the appreciation of the Japanese yen against the U.S. dollar.

The strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as average unit prices of many of our products are denominated in U.S. dollars and we have expanded, and continue to seek opportunities to expand, our overseas operations. The average exchange rate between the U.S. dollar and the Japanese yen for the three months ended June 30, 2011 was ¥81.74 to the dollar, which represented an appreciation of the Japanese yen against the U.S. dollar of approximately ¥10.27, or 11%, compared to the same period of the previous fiscal year. As of August 16, 2011, the exchange rate was ¥76.90 to the dollar.

In addition to fluctuations in foreign exchange rates, uncertainties remain that may affect our results of operations and financial condition, including increases in raw material prices and direct and indirect impact of the earthquake in northern Japan in March 2011 and subsequent events and developments.

(Small precision motors)

Net sales of small precision motors decreased ¥11,765 million, or 13.4%, from ¥87,687 million for the three months ended June 30, 2010 to ¥75,922 million for the three months ended June 30, 2011. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥5,949 million, or 11.3%, from ¥52,532 million for the three months ended June 30, 2010 to ¥46,583 million for the three months ended June 30, 2011. The decrease in sales was primarily due to the 11% appreciation of the Japanese yen against the U.S. dollar, although the number of units sold increased approximately 1%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

Sales of spindle motors for 3.5-inch and 2.5-inch decreased approximately 15% and 7%, respectively, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. While the number of units sold of spindle motors for 3.5-inch decreased approximately 6%, the number of units sold of spindle motors for 2.5-inch increased approximately 8%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. The average unit price of our spindle motors for 3.5-inch and 2.5-inch on a Japanese yen basis decreased approximately 9% and 15%, respectively, for the three months ended June 30, 2011 compared to the same period of the previous fiscal year. For the same period, on a U.S. dollar basis, the average unit price of our spindle motors for 3.5-inch increased approximately 2%, and the average unit price of our spindle motors for 2.5-inch decreased approximately 4%.

Net sales of hard disk drives spindle motors accounted for 31.1% of total net sales for the three months ended June 30, 2010 and 26.0% of total net sales for the three months ended June 30, 2011.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥3,791 million, or 17.7%, from ¥21,456 million for the three months ended June 30, 2010 to ¥17,665 million for the three months ended June 30, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 24%, although the number of units sold of other small precision brushless DC motors increased approximately 3%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. The main reasons for the 24% decrease in sales were the 11% appreciation of the Japanese yen against the U.S. dollars and a 17% decrease in the average unit price on a U.S. dollar basis resulting from a change in the product mix of our small precision DC motors for optical disk drives.

Net sales of other small precision brushless DC motors accounted for 12.7% of total net sales for the three months ended June 30, 2010 and 9.9% of total net sales for the three months ended June 30, 2011.

Brushless DC fans

Net sales of brushless DC fans decreased ¥1,041 million, or 11.8%, from ¥8,840 million for the three months ended June 30, 2010 to ¥7,799 million for the three months ended June 30, 2011. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 11% for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. The main reasons for the 11% decrease in sales were an approximately 5% decrease in the number of units sold and an 11% appreciation of the Japanese yen against the U.S. dollar, despite an increase in the average unit price of approximately 5% on a U.S. dollar basis.

Net sales of brushless DC fans accounted for 5.2% of total net sales for the three months ended June 30, 2010 and 4.4% of total net sales for the three months ended June 30, 2011.

Other small precision motors

Net sales of other small precision motors decreased ¥984 million, or 20.3%, from ¥4,859 million for the three months ended June 30, 2010 to ¥3,875 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in sales by the Nidec Copal group.

Net sales of other small precision motors accounted for 3.0% of total net sales for the three months ended June 30, 2010 and 2.1% of total net sales for the three months ended June 30, 2011.

(General motors)

From the second quarter of the previous fiscal year ended March 31, 2011, this product category has been renamed from "mid-size motors" to "general motors," due to the addition of "large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010, which was subsequently renamed "Nidec Motor Corporation."

Net sales of general motors increased ¥23,949 million, or 96.7%, from ¥24,760 million for the three months ended June 30, 2010 to ¥48,709 million for the three months ended June 30, 2011. This increase was mainly due to Nidec Motor Corporation whose sales were ¥19,919 million for the three months ended June 30, 2011. Excluding the impact of the newly consolidated subsidiaries, sales of general motors for home appliances and industrial use and sales of general motors for automobiles increased ¥1,018 million and ¥3,012 million, or 7% and 31%, respectively, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. Within the “general motors for automobiles” product group, sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries increased ¥2,683 million, or 83%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

Net sales of general motors accounted for 14.7% of our total net sales for the three months ended June 30, 2010 and 27.2% of total net sales for the three months ended June 30, 2011.

(Machinery)

Net sales of machinery increased ¥1,869 million, or 10.9%, from ¥17,221 million for the three months ended June 30, 2010 to ¥19,090 million for the three months ended June 30, 2011. The increase in net sales of machinery was mainly due to an increase in sales of LCD panel handling robots at the Nidec Sankyo group of ¥902 million, or 12%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. In January 2011, Nidec Sankyo group started to manufacture LCD panel handling robots in China in order to more swiftly and flexibly meet the needs of our customers in China.

The increase in net sales of machinery was also due in part to an increase in sales at the Nidec-Shimpo group of ¥308 million, or 10%, mainly reflecting increasing demand for machinery in emerging economies, particularly in Asia, an increase in sales at the Nidec-Kyori group of ¥261 million, or 16%, mainly reflecting increasing demand for press machines for electronic components, an increase in sales at the Nidec Copal group of ¥138 million, or 11%, mainly reflecting increasing demand for peripheral equipment for chip mounters, and an increase in sales at the Nidec-Read group of ¥129 million, or 4%, mainly reflecting increasing demand for electronic circuit testing systems for digital equipment, such as smartphones, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

Net sales of machinery accounted for 10.2% of our total net sales for the three months ended June 30, 2010 and 10.7% of total net sales for the three months ended June 30, 2011.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥3,081 million, or 10.2%, from ¥30,346 million for the three months ended June 30, 2010 to ¥27,265 million for the three months ended June 30, 2011. This decrease was due in part to a decrease of ¥1,787 million, or 13%, in sales of such products as shutters and unit components at the Nidec Copal group for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. The decrease was also due to a decrease of ¥1,346 million, or 16%, in sales of such products as control device units at the Nidec Sankyo group and such products as plastic-mold products at Nidec Nissin Corporation and its subsidiaries, which belong to the Nidec Sankyo group, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

Net sales of electronic and optical components accounted for 18.0% of our total net sales for the three months ended June 30, 2010 and 15.2% of total net sales for the three months ended June 30, 2011.

(Others)

Net sales of other products decreased ¥665 million, or 7.6%, from ¥8,752 million for the three months ended June 30, 2010 to ¥8,087 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in sales of automotive parts at the Nidec Tosok group of ¥288 million, or 4%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010, resulting from a decrease in orders received for such parts due to the adverse impact of the earthquake in northern Japan in March 2011. Sales of pivot assemblies for hard disk drives also decreased ¥423 million, or 59%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

Net sales of other products accounted for 5.1% of total net sales for the three months ended June 30, 2010 and 4.5% of total net sales for the three months ended June 30, 2011.

Cost of Products Sold

Our cost of products sold increased ¥14,954 million, or 12.2%, from ¥122,333 million for the three months ended June 30, 2010 to ¥137,287 million for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, our cost of products sold decreased ¥1,677 million, or 1.4%, from ¥122,333 million for the three months ended June 30, 2010 to ¥120,656 million for the three months ended June 30, 2011. This decrease was mainly due to the overall decrease in sales, which was partially offset by higher raw material costs and labor costs.

As a percentage of net sales, our cost of products sold increased from 72.5% for the three months ended June 30, 2010 to 76.7% for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, as a percentage of net sales, cost of products sold increased from 72.5% for the three months ended June 30, 2010 to 75.8% for the three months ended June 30, 2011. This increase was mainly due to a rise in raw material costs, higher labor costs, an increase in units of products sold with lower margins in proportion to the total units of products sold, a decrease in unit prices and excess fixed costs resulting from a decrease in demand.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,809 million, or 13.6%, from ¥13,320 million for the three months ended June 30, 2010 to ¥15,129 million for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, our selling, general and administrative expenses increased ¥321 million, or 2.4%, from ¥13,320 million for the three months ended June 30, 2010 to ¥13,641 million for the three months ended June 30, 2011. This increase was mainly due to increases in personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses increased from 7.8% for the three months ended June 30, 2010 to 8.4% for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, as a percentage of net sales, our selling, general and administrative expenses increased from 7.8% for the three months ended June 30, 2010 to 8.6% for the three months ended June 30, 2011.

Research and Development Expenses

Our research and development expenses increased ¥1,437 million, or 24.0%, from ¥5,998 million for the three months ended June 30, 2010 to ¥7,435 million for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, our research and development expenses increased ¥878million, or 14.6%, from ¥5,998 million for the three months ended June 30, 2010 to ¥6,876 million for the three months ended June 30, 2011. This increase was mainly due to our increased investments in research and development activities relating to the “small precision motors” and “general motors” product categories.

As a percentage of net sales, our research and development expenses increased from 3.6% for the three months ended June 30, 2010 to 4.2% for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, as a percentage of net sales, our research and development expenses increased from 3.6% for the three months ended June 30, 2010 to 4.3% for the three months ended June 30, 2011.

Operating Income

As a result of the foregoing, our operating income decreased ¥7,893 million, or 29.1%, from ¥27,115 million for the three months ended June 30, 2010 to ¥19,222 million for the three months ended June 30, 2011.

As a percentage of net sales, our operating income decreased from 16.1% for the three months ended June 30, 2010 to 10.7% for the three months ended June 30, 2011.

Other Income (Expense)

Our other expenses decreased ¥4,359 million, or 72.5%, from ¥6,010 million for the three months ended June 30, 2010 to ¥1,651 million for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, our other expenses decreased ¥4,386 million, or 73.0%, from ¥6,010 million for the three months ended June 30, 2010 to ¥1,624 million for the three months ended June 30, 2011. This decrease was mainly due to a decrease in foreign exchange loss.

Our foreign exchange loss decreased ¥4,517 million, or 80.3%, from ¥5,625 million for the three months ended June 30, 2010 to ¥1,108 million for the three months ended June 30, 2011. Excluding the impact of Nidec Motor Corporation, our foreign exchange loss decreased ¥4,553 million, or 80.9%, from ¥5,625 million for the three months ended June 30, 2010 to ¥1,072 million for the three months ended June 30, 2011. This decrease was mainly due to a decrease in dollar-denominated assets and decreased fluctuations in the exchange rate between the U.S. dollar and the Japanese yen for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

The Japanese yen to U.S. dollar exchange rates were ¥93.04 to the U.S. dollar as of March 31, 2010 and ¥88.48 to the U.S. dollar as of June 30, 2010. The Japanese yen appreciated against the U.S. dollar to ¥83.15 to the U.S. dollar as of March 31, 2011 and ¥80.73 to the U.S. dollar as of June 30, 2011. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥3,534 million, or 16.7%, from ¥21,105 million for the three months ended June 30, 2010 to ¥17,571 million for the three months ended June 30, 2011.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 12.5% for the three months ended June 30, 2010 to 9.8% for the three months ended June 30, 2011.

Income Taxes

Our income taxes decreased ¥1,124 million, or 20.8%, from ¥5,394 million for the three months ended June 30, 2010 to ¥4,270 million for the three months ended June 30, 2011. This was primarily due to the decrease in income from continuing operations before income taxes.

The estimated effective income tax rate for the three months ended June 30, 2011 was 24.3%, 1.3 percentage points lower compared with the effective income tax rate for three months ended June 30, 2010. The main reason for this decrease was a reduction in valuation allowance.

For more information, see Note 9 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies increased ¥1 million, or 50.0%, from ¥2 million for the three months ended June 30, 2010 to ¥3 million for the three months ended June 30, 2011.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased ¥2,409 million, or 15.3%, from ¥15,713 million for the three months ended June 30, 2010 to ¥13,304 million for the three months ended June 30, 2011.

Loss on Discontinued Operations

We recorded ¥192 million of loss on discontinued operations for the three months ended June 30, 2010, while we had no such loss for the three months ended June 30, 2011.

Consolidated Net Income

As a result of the foregoing, our consolidated net income decreased ¥2,217 million, or 14.3%, from ¥15,521 million for the three months ended June 30, 2010 to ¥13,304 million for the three months ended June 30, 2011.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥644 million, or 37.1%, from ¥1,738 million for the three months ended June 30, 2010 to ¥1,094 million for the three months ended June 30, 2011. This decrease was primarily due to lower profitability of group companies in which we own less than 100%, including Nidec Sankyo Corporation and Nidec Copal Corporation and their respective subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥1,573 million, or 11.4%, from ¥13,783 million for the three months ended June 30, 2010 to ¥12,210 million for the three months ended June 30, 2011.

As a percentage of net sales, our net income attributable to Nidec Corporation decreased from 8.2% for the three months ended June 30, 2010 to 6.8% for the three months ended June 30, 2011.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 13 to our unaudited consolidated interim financial statements included elsewhere in this report.

Beginning in the quarterly reporting period ended September 30, 2010, we changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Our acquired subsidiaries have been grouped into each of these segments for both internal management reporting to the chief operating decision maker and for external reporting, because the number of our subsidiaries has been increasing due to recent acquisitions such as the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010. In connection with this acquisition, as of April 1, 2011, the Nidec Sole Motor group was no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended June 30, 2010 and 2011. We have also changed the abbreviations for the reporting segments, as described below.

The Nidec Corporation (formerly NCJ) segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo (formerly NSNK) segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The Nidec Copal (formerly NCPL) segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok (formerly NTSC) segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics (formerly NCEL) segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor (formerly NTMC) segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor (formerly NMC) segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, other subsidiaries in North America, Latin America, Asia and Europe, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators (formerly NMA) segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Nidec Servo Corporation, (formerly NSRV) was not identified as reportable segments in the period ended September 30, 2010, due to its immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

We evaluate performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended June 30, 2010 and 2011. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended June 30, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Nidec Corporation
Net sales to external customers	¥18,548	¥17,827	$220,823
Net sales to other operating segments	20,924	16,229	201,028
Sub total	39,472	34,056	421,851
Nidec Electronics (Thailand)
Net sales to external customers	22,138	18,801	232,887
Net sales to other operating segments	10,876	9,283	114,988
Sub total	33,014	28,084	347,875
Nidec (Zhejiang)
Net sales to external customers	6,668	6,619	81,989
Net sales to other operating segments	2,367	744	9,216
Sub total	9,035	7,363	91,205
Nidec (Dalian)
Net sales to external customers	1,519	1,110	13,750
Net sales to other operating segments	6,444	4,485	55,556
Sub total	7,963	5,595	69,306
Nidec Singapore
Net sales to external customers	6,509	3,213	39,799
Net sales to other operating segments	123	110	1,363
Sub total	6,632	3,323	41,162
Nidec (H.K.)
Net sales to external customers	15,082	12,017	148,854
Net sales to other operating segments	564	234	2,899
Sub total	15,646	12,251	151,753
Nidec Philippines
Net sales to external customers	1,886	2,937	36,381
Net sales to other operating segments	9,335	5,396	66,840
Sub total	11,221	8,333	103,221

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Nidec Sankyo
Net sales to external customers	23,338	22,287	276,068
Net sales to other operating segments	164	119	1,474
Sub total	23,502	22,406	277,542
Nidec Copal
Net sales to external customers	16,476	14,635	181,283
Net sales to other operating segments	708	592	7,333
Sub total	17,184	15,227	188,616
Nidec Tosok
Net sales to external customers	7,293	6,856	84,925
Net sales to other operating segments	52	35	434
Sub total	7,345	6,891	85,359
Nidec Copal Electronics
Net sales to external customers	7,921	7,777	96,333
Net sales to other operating segments	8	5	62
Sub total	7,929	7,782	96,395
Nidec Techno Motor
Net sales to external customers	11,041	11,946	147,975
Net sales to other operating segments	239	252	3,122
Sub total	11,280	12,198	151,097
Nidec Motor
Net sales to external customers	3,811	24,042	297,808
Net sales to other operating segments	-	-	-
Sub total	3,811	24,042	297,808
Nidec Motors & Actuators
Net sales to external customers	9,007	10,992	136,158
Net sales to other operating segments	1,467	2,053	25,430
Sub total	10,474	13,045	161,588
All Others
Net sales to external customers	17,139	17,985	222,780
Net sales to other operating segments	18,422	14,062	174,186
Sub total	35,561	32,047	396,966
Total
Net sales to external customers	168,376	179,044	2,217,813
Net sales to other operating segments	71,693	53,599	663,931
Adjustments (*)	390	29	359
Intersegment elimination	(71,693)	(53,599)	(663,931)
Consolidated total (net sales)	¥168,766	¥179,073	$2,218,172

(*) See Note 13 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥3,103	¥1,388	$17,193
Nidec Electronics (Thailand)	5,938	4,779	59,197
Nidec (Zhejiang)	840	315	3,902
Nidec (Dalian)	1,233	292	3,617
Nidec Singapore	79	26	322
Nidec (H.K.)	204	105	1,301
Nidec Philippines	1,945	1,299	16,091
Nidec Sankyo	3,203	2,023	25,059
Nidec Copal	2,428	1,106	13,700
Nidec Tosok	962	307	3,803
Nidec Copal Electronics	1,258	1,421	17,602
Nidec Techno Motor	1,161	1,167	14,455
Nidec Motor	55	1,157	14,332
Nidec Motors & Actuators	157	328	4,063
All Others	4,259	2,360	29,233
Total	26,825	18,073	223,870
Adjustments (*)	290	1,149	14,232
Consolidated total	¥27,115	19,222	$238,102

(*) See Note 13 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation decreased ¥5,416 million, or 13.7%, from ¥39,472 million for the three months ended June 30, 2010 to ¥34,056 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors and blushless DC fans and the appreciation of the Japanese yen against the U.S. dollar. Net sales to external customers of Nidec Corporation decreased ¥721 million, or 3.9%, from ¥18,548 million for the three months ended June 30, 2010 to ¥17,827 million for the three months ended June 30, 2011. Net sales to other operating segments of Nidec Corporation decreased ¥4,695 million, or 22.4%, from ¥20,924 million for the three months ended June 30, 2010 to ¥16,229 million for the three months ended June 30, 2011. Operating income of Nidec Corporation decreased ¥1,715 million, or 55.3%, from ¥3,103 million for the three months ended June 30, 2010 to ¥1,388 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in royalty and commission fees from subsidiaries and the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of Nidec Electronics (Thailand) decreased ¥4,930 million, or 14.9%, from ¥33,014 million for the three months ended June 30, 2010 to ¥28,084 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors and the appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Electronics (Thailand) decreased ¥1,159 million, or 19.5%, from ¥5,938 million for the three months ended June 30, 2010 to ¥4,779 million for the three months ended June 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen and other Asian currencies against the U.S. dollar and an increase in depreciation expenses as a result of increased investments in manufacturing facilities in Thailand.

Net sales of Nidec (Zhejiang) decreased ¥1,672 million, or 18.5%, from ¥9,035 million for the three months ended June 30, 2010 to ¥7,363 million for the three months ended June 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec (Zhejiang) decreased ¥525 million, or 62.5%, from ¥840 million for the three months ended June 30, 2010 to ¥315 million for the three months ended June 30, 2011. This decrease was primarily due to increases in wages and raw material costs in addition to the appreciation of the Japanese yen.

Net sales of Nidec (Dalian) decreased ¥2,368 million, or 29.7%, from ¥7,963 million for the three months ended June 30, 2010 to ¥5,595 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in demand for DC motors. Operating income of Nidec (Dalian) decreased ¥941 million, or 76.3%, from ¥1,233 million for the three months ended June 30, 2010 to ¥292 million for the three months ended June 30, 2011. This decrease was primarily due to increases in wages and raw material costs in addition to lower sales.

Net sales of Nidec Singapore decreased ¥3,309 million, or 49.9%, from ¥6,632 million for the three months ended June 30, 2010 to ¥3,323 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in the number of units of DC motors and hard disk drives spindle motors sold as a result of a major customer’s transfer of its manufacturing operations to China. Operating income of Nidec Singapore decreased ¥53 million, or 67.1%, from ¥79 million for the three months ended June 30, 2010 to ¥26 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in the number of units sold.

Net sales of Nidec (H.K.) decreased ¥3,395 million, or 21.7%, from ¥15,646 million for the three months ended June 30, 2010 to ¥12,251 million for the three months ended June 30, 2011. This decrease was due primarily to an appreciation of the Japanese yen against the Hong Kong dollar and a major customer’s transfer of some of the manufacturing operations to Thailand. Operating income of Nidec (H.K.) decreased ¥99 million, or 48.5%, from ¥204 million for the three months ended June 30, 2010 to ¥105 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in the number of units sold in addition to the negative impact of the appreciation of the Japanese yen against the Hong Kong dollar.

Net sales of Nidec Philippines decreased ¥2,888 million, or 25.7%, from ¥11,221 million for the three months ended June 30, 2010 to ¥8,333 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in the number of units of hard disk drives spindle motors sold as a result of customers reducing inventory levels. Operating income of Nidec Philippines decreased ¥646 million, or 33.2%, from ¥1,945 million for the three months ended June 30, 2010 to ¥1,299 million for the three months ended June 30, 2011. This decrease was primarily due to increases in wages and raw material costs in addition to the decrease in the number of units sold.

Net sales of Nidec Sankyo decreased ¥1,096 million, or 4.7%, from ¥23,502 million for the three months ended June 30, 2010 to ¥22,406 million for the three months ended June 30, 2011. This decrease was primarily due to the appreciation of the Japanese yen against the U.S. dollar and a hold-up in delivery of orders in the wake of the earthquake in northern Japan in March 2011. Operating income of Nidec Sankyo decreased ¥1,180 million, or 36.8%, from ¥3,203 million for the three months ended June 30, 2010 to ¥2,023 million for the three months ended June 30, 2011. This decrease was primarily due to rising material costs and wages, in addition to the decrease in sales.

Net sales of Nidec Copal decreased ¥1,957 million, or 11.4%, from ¥17,184 million for the three months ended June 30, 2010 to ¥15,227 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in sales of shutters, vibration motors and unit components in the wake of the earthquake in northern Japan in March 2011. Operating income of Nidec Copal decreased ¥1,322 million, or 54.4%, from ¥2,428 million for the three months ended June 30, 2010 to ¥1,106 million for the three months ended June 30, 2011. This decrease was primarily due to the decrease in sales.

Net sales of Nidec Tosok decreased ¥454 million, or 6.2%, from ¥7,345 million for the three months ended June 30, 2010 to ¥6,891 million for the three months ended June 30, 2011. This decrease was primarily due to a decrease in orders received for automotive parts in the wake of the earthquake in northern Japan in March 2011. Operating income of Nidec Tosok decreased ¥655 million, or 68.1%, from ¥962 million for the three months ended June 30, 2010 to ¥307 million for the three months ended June 30, 2011. This decrease was primarily due to a lower ratio of fixed costs to net sales.

Net sales of Nidec Copal Electronics decreased ¥147 million, or 1.9%, from ¥7,929 million for the three months ended June 30, 2010 to ¥7,782 million for the three months ended June 30, 2011. This decrease was primarily due to decreases in demand for motors and electronic components. However operating income of Nidec Copal Electronics increased ¥163 million, or 13.0%, from ¥1,258 million for the three months ended June 30, 2010 to ¥1,421 million for the three months ended June 30, 2011. This increase was primarily due to improved cost management such as fixed cost reduction.

Net sales of Nidec Techno Motor increased ¥918 million, or 8.1%, from ¥11,280 million for the three months ended June 30, 2010 to ¥12,198 million for the three months ended June 30, 2011. This increase was primarily due to an increase in demand for general motors for home appliances in Asia. Operating income of Nidec Techno Motor increased ¥6 million, or 0.5%, from ¥1,161 million for the three months ended June 30, 2010 to ¥1,167 million for the three months ended June 30, 2011. This increase was primarily due to a lower fixed cost ratio because of the increase in sales.

Net sales of Nidec Motor increased ¥20,231 million, from ¥3,811 million for the three months ended June 30, 2010 to ¥24,042 million for the three months ended June 30, 2011. This increase was primarily due to an increase in demand for general motors for home appliances, in addition to approximately ¥19,919 million of sales at Nidec Motor Corporation and other subsidiaries which were newly consolidated for the three months ended December 31, 2010. Operating income of Nidec Motor increased ¥1,102 million from ¥55 million for the three months ended June 30, 2010 to ¥1,157 million for the three months ended June 30, 2011. This increase was primarily due to the results of the newly consolidated Nidec Motor Corporation and other subsidiaries.

Net sales of Nidec Motors & Actuators increased ¥2,571 million or 24.5%, from ¥10,474 million for the three months ended June 30, 2010 to ¥13,045 million for the three months ended June 30, 2011. This increase was primarily due to an increase in demand for automotive motors in Europe. Operating income of Nidec Motors & Actuators increased ¥171 million, or 108.9%, from ¥157 million for the three months ended June 30, 2010 to ¥328 million for the three months ended June 30, 2011. This increase was primarily due to improved operational efficiency, including lower scrap rates, in addition to the increase in sales.

With respect to the All Others segment, net sales decreased ¥3,514 million, or 9.9%, from ¥35,561 million for the three months ended June 30, 2010 to ¥32,047 million for the three months ended June 30, 2011. This decrease was primarily due to decreased demand for small precision motors. Operating income of this segment decreased ¥1,899 million, or 44.6%, from ¥4,259 million for the three months ended June 30, 2010 to ¥2,360 million for the three months ended June 30, 2011. This decrease was primarily due to rising material costs and wages, in addition to the decrease in sales.

Liquidity and Capital Resources

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥3,113 million, or 0.4%, from ¥748,205 million as of March 31, 2011 to ¥751,318 million as of June 30, 2011. This was primarily due to an increase in trade accounts receivable of ¥5,650 million owing to increased sales to some customers, and an increase in cash and cash equivalents of ¥2,347 million as described below under “Cash Flows”. On the other hand, property, plant and equipment decreased ¥5,507 million as a result of the Japanese yen appreciating against other currencies.

Our total liabilities increased ¥4,916 million, or 1.5%, from ¥337,699 million as of March 31, 2011 to ¥342,615 million as of June 30, 2011. The increase was mainly due to an increase in short-term borrowings of ¥7,791 million, mostly in Japanese yen, as part of our asset liability management.

Our working capital, defined as current assets less current liabilities, increased ¥5,556 million, or 3.3%, from ¥166,262 million as of March 31, 2011 to ¥171,818 million as of June 30, 2011.

Our total Nidec Corporation shareholders’ equity decreased ¥1,820 million, or 0.5%, from ¥355,250 million as of March 31, 2011 to ¥353,430 million as of June 30, 2011. This decrease was primarily due to an increase in negative foreign currency translation adjustments of ¥7,712 million owing to the Japanese yen appreciating against other currencies, which was offset in part by an increase in retained earnings of ¥5,978 million. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 0.5 percentage points from 47.5% as of March 31, 2011 to 47.0% as of June 30, 2011.

Cash Flows

Net cash provided by operating activities decreased ¥4,158 million from ¥20,059 million for the three months ended June 30, 2010 to ¥15,901 million for the three months ended June 30, 2011. The decrease in net cash provided by operating activities was primarily due to the decrease in consolidated net income of ¥2,217 million.

For the three months ended June 30, 2011, we had ¥15,901 million of cash inflows provided by operating activities primarily due to consolidated net income of ¥13,304 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥7,728 million which consisted of an increase in operating assets of ¥11,366 million and an increase in notes and accounts payable of ¥3,638 million due to increased orders from some customers for the three months ended June 30, 2011 compared to the three months ended March 31, 2011.

For the three months ended June 30, 2010, we had ¥20,059 million of cash inflows provided by operating activities primarily due to consolidated net income of ¥15,521 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥7,624 million which consisted of an increase in operating assets of ¥16,236 million and an increase in notes and accounts payable of ¥8,612 million.

Net cash used in investing activities decreased ¥2,851 million from ¥13,818 million for the three months ended June 30, 2010 to ¥10,967 million for the three months ended June 30, 2011. The decrease in net cash used in investing activities was mainly due to a decrease in additions to property, plant and equipment of ¥1,877 million.

For the three months ended June 30, 2011, we had ¥10,967 million of cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥10,550 million.

For the three months ended June 30, 2010, we had ¥13,818 million of cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥12,427 million.

Net cash used in financing activities was ¥513 million for the three months ended June 30, 2011, while net cash provided by financing activities was ¥3,900 million for the three months ended June 30, 2010.

For the three months ended June 30, 2011, we had ¥513 million of cash outflows in financing activities mainly due to dividends paid to shareholders of Nidec Corporation of ¥6,232 million. On the other hand, we had cash inflows due primarily to an increase in short-term borrowings of ¥7,608 million.

For the three months ended June 30, 2010, we had ¥3,900 million of cash inflows in financing activities mainly due to an increase in short-term borrowings of ¥13,435 million. On the other hand, we had cash outflows due primarily to dividends paid to shareholders of Nidec Corporation of ¥5,572 million.

As a result of the foregoing factors and the effect of exchange rate fluctuations on cash and cash equivalents, our total outstanding balance of cash and cash equivalents increased ¥2,347 million from ¥94,321 million as of March 31, 2011 to ¥96,668 million as of June 30, 2011. We hold our cash and cash equivalents primarily in U.S. dollars, Chinese yuan, Japanese yen, Euro and Thai baht.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	June 30, 2011	June 30, 2011
Current assets:
Cash and cash equivalents	¥94,321	¥96,668	$1,197,424
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥496 million on March 31, 2011 and ¥459 million ($5,686 thousand) on June 30, 2011
Notes	11,486	12,027	148,978
Accounts	154,091	159,741	1,978,707
Inventories:
Finished goods	39,477	38,980	482,844
Raw materials	23,303	25,092	310,814
Work in progress	23,405	23,196	287,328
Project in progress	1,108	1,144	14,171
Supplies and other	3,084	3,579	44,333
Other current assets	22,822	24,010	297,410
Total current assets	373,097	384,437	4,762,009

Marketable securities and other securities investments	15,338	15,435	191,193
Investments in and advances to affiliated companies	588	461	5,710
	15,926	15,896	196,903
Property, plant and equipment:
Land	41,763	41,525	514,369
Buildings	135,794	134,483	1,665,837
Machinery and equipment	291,664	290,183	3,594,488
Construction in progress	15,434	15,202	188,306
	484,655	481,393	5,963,000
Less - Accumulated depreciation	(250,246)	(252,491)	(3,127,598)
	234,409	228,902	2,835,402
Goodwill	82,107	81,688	1,011,867
Other non-current assets, net of allowance for doubtful accounts of ¥517 million on March 31, 2011 and ¥516 million ($6,392 thousand) on June 30, 2011	42,666	40,395	500,372
Total assets	¥748,205	¥751,318	$9,306,553

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	June 30, 2011	June 30, 2011
Current liabilities:
Short-term borrowings	¥52,018	¥59,809	$740,852
Current portion of long-term debt	1,124	900	11,148
Trade notes and accounts payable	112,759	113,422	1,404,955
Accrued expenses	22,039	23,341	289,124
Other current liabilities	18,895	15,147	187,626
Total current liabilities	206,835	212,619	2,633,705

Long-term liabilities:
Long-term debt	101,819	101,636	1,258,962
Accrued pension and severance costs	12,824	11,874	147,083
Other long-term liabilities	16,221	16,486	204,211
Total long-term liabilities	130,864	129,996	1,610,256

Commitments and contingencies (Note 11)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2011 and 145,075,080 shares on June 30, 2011	66,551	66,551	824,365
Additional paid-in capital	66,960	66,849	828,056
Retained earnings	298,445	304,423	3,770,878
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(45,162)	(52,874)	(654,949)
Unrealized gains from securities, net of reclassification adjustments	1,066	1,093	13,539
Unrealized gains from derivative instruments qualifying for cash flow hedges	219	132	1,635
Pension liability adjustments	(544)	(182)	(2,254)

Treasury stock, at cost: 6,593,647 shares on March 31, 2011 and 6,634,069 shares on June 30, 2011	(32,285)	(32,562)	(403,344)
Total Nidec Corporation shareholders’ equity	355,250	353,430	4,377,926
Noncontrolling interests	55,256	55,273	684,666
Total equity	410,506	408,703	5,062,592
Total liabilities and equity	¥748,205	¥751,318	$9,306,553

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011

Net sales	¥168,766	¥179,073	$2,218,172
Operating expenses:
Cost of products sold	122,333	137,287	1,700,570
Selling, general and administrative expenses	13,320	15,129	187,403
Research and development expenses	5,998	7,435	92,097
	141,651	159,851	1,980,070
Operating income	27,115	19,222	238,102
Other income (expense):
Interest and dividend income	249	344	4,261
Interest expense	(132)	(59)	(731)
Foreign exchange loss, net	(5,625)	(1,108)	(13,725)
Loss on marketable securities, net	(158)	(4)	(50)
Other, net	(344)	(824)	(10,206)
	(6,010)	(1,651)	(20,451)
Income from continuing operations before income taxes	21,105	17,571	217,651
Income taxes	(5,394)	(4,270)	(52,892)
Equity in net income of affiliated companies	2	3	37
Income from continuing operations	15,713	13,304	164,796
Loss on discontinued operations	(192)	-	-
Consolidated net income	15,521	13,304	164,796
Less: Net income attributable to noncontrolling interests	(1,738)	(1,094)	(13,551)
Net income attributable to Nidec Corporation	¥13,783	¥12,210	$151,245

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥99.79	¥88.20	$1.09
Loss on discontinued operations attributable to Nidec Corporation	(0.84)	-	-
Net income attributable to Nidec Corporation	98.95	88.20	1.09
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥99.79	¥82.49	$1.02
Loss on discontinued operations attributable to Nidec Corporation	(0.84)	-	-
Net income attributable to Nidec Corporation	98.95	82.49	1.02
Cash dividends paid	¥40.00	¥45.00	$0.56

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥13,900	¥12,210	$151,245
Loss on discontinued operations attributable to Nidec Corporation	(117)	-	-
Net income attributable to Nidec Corporation	¥13,783	¥12,210	$151,245

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011

Cash flows from operating activities:
Consolidated net income	¥15,521	¥13,304	$164,796
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,896	8,936	110,690
Loss on sales, disposal or impairment of property, plant and equipment	45	424	5,252
Equity in net income of affiliated companies	(2)	(3)	(37)
Foreign currency adjustments	4,480	635	7,866
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(3,378)	(8,457)	(104,757)
Increase in inventories	(12,858)	(2,909)	(36,034)
Increase in notes and accounts payable	8,612	3,638	45,064
Other	(257)	333	4,125
Net cash provided by operating activities	20,059	15,901	196,965

Cash flows from investing activities:
Additions to property, plant and equipment	(12,427)	(10,550)	(130,683)
Proceeds from sales of property, plant and equipment	99	1,152	14,270
Acquisitions of business, net of cash acquired	-	(914)	(11,322)
Other	(1,490)	(655)	(8,112)
Net cash used in investing activities	(13,818)	(10,967)	(135,847)

Cash flows from financing activities:
Increase in short-term borrowings	13,435	7,608	94,240
Repayments of long-term debt	(435)	(530)	(6,565)
Purchases of treasury stock	(2)	(277)	(3,431)
Payments for additional investments in subsidiaries	(2,838)	(454)	(5,624)
Dividends paid to shareholders of Nidec Corporation	(5,572)	(6,232)	(77,196)
Dividends paid to noncontrolling interests	(777)	(695)	(8,609)
Other	89	67	831
Net cash provided by (used in) financing activities	3,900	(513)	(6,354)

Effect of exchange rate changes on cash and cash equivalents	(6,076)	(2,074)	(25,691)
Net increase in cash and cash equivalents	4,065	2,347	29,073
Cash and cash equivalents at beginning of period	123,309	94,321	1,168,351
Cash and cash equivalents at end of period	¥127,374	¥96,668	$1,197,424

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2011 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2011, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2011, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥80.73 = US$1, the approximate current exchange rate at June 30, 2011.

Certain reclassifications in consolidated statements of income and cash flows for the three months ended June 30, 2010 have been made to conform to the presentation used for the three months ended June 30, 2011.

As of March 31, 2011, NIDEC discontinued its specialty lens unit business. The results of the specialty lens unit business were previously recorded in the Nidec Copal reporting segment. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations".

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No.2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In May 2011, the FASB issued ASU No.2011-04, “Fair Value Measurement: (Topic 820):

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amends current U.S. GAAP to create more commonality with IFRS by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Early adoption is prohibited. The adoption of ASU 2011-04 is not expected to have a material impact on NIDEC’s consolidated financial position, results of operations and liquidity.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. ASU 2011-05 is a provision for disclosure. The adoption of ASU 2011-05 will not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

3. Goodwill

The changes in the carrying amount of goodwill for the three months ended June 30, 2011 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2011
Goodwill	¥82,694	$1,024,328
Accumulated impairment losses	(587)	(7,271)
	82,107	1,017,057

Translation adjustments and Others	(419)	(5,190)

Balance as of June 30, 2011
Goodwill	82,275	1,019,138
Accumulated impairment losses	(587)	(7,271)
	¥81,688	$1,011,867

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,768	¥6,207	¥352	¥14,623

Held-to-maturity
Japanese government debt securities	200	3	-	203
	¥8,968	¥6,210	¥352	¥14,826

Securities not practicable to fair value
Equity securities	¥515

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,768	¥6,320	¥368	¥14,720

Held-to-maturity
Japanese government debt securities	200	3	-	203
	¥8,968	¥6,323	¥368	¥14,923

Securities not practicable to fair value
Equity securities	¥515

	U.S. dollars in thousands
	June 30, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$108,609	$78,286	$4,558	$182,337

Held-to-maturity
Japanese government debt securities	2,477	38	-	2,515
	$111,086	$78,324	$4,558	$184,852

Securities not practicable to fair value
Equity securities	$6,379

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥27 million ($334 thousand) during the three months ended June 30, 2011, and decreased by ¥681 million during the year ended March 31, 2011.

Proceeds from sales of available-for-sale securities was ¥0 million ($0 thousand) for the three months ended June 30, 2011. On those sales, gross realized gains were ¥0 million ($0 thousand) and gross realized losses were ¥0 million ($0 thousand) for the three months ended June 30, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,643	¥282	¥241	¥70

	Yen in millions
	June 30, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	1,684	¥266	¥352	¥102

	U.S. dollars in thousands
	June 30, 2011
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	$20,860	$3,295	$4,360	$1,263

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of June 30, 2011, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of June 30, 2011 and March 31, 2011, held-to-maturity securities of ¥200 million ($2,477 thousand) and ¥200 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2010 and 2011 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2010:
Balance at March 31, 2010	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income	13,783	1,738	15,521
Other comprehensive income (loss):
Foreign currency translation adjustments	(9,969)	(712)	(10,681)
Unrealized losses on securities, net of reclassification adjustment	(1,297)	(368)	(1,665)
Pension liability adjustments	697	3	700
Total comprehensive income	3,214	661	3,875
Purchase of treasury stock	(2)	-	(2)
Dividends paid to shareholders of Nidec Corporation	(5,572)	-	(5,572)
Dividends paid to noncontrolling interests	-	(777)	(777)
Capital transaction with consolidated subsidiaries and other	(1,274)	(1,514)	(2,788)
Balance at June 30, 2010	¥336,675	¥59,592	¥396,267

For the three months ended June 30, 2011:
Balance at March 31, 2011	¥355,250	¥55,256	¥410,506
Comprehensive income:
Net income	12,210	1,094	13,304
Other comprehensive income (loss):
Foreign currency translation adjustments	(7,712)	(311)	(8,023)
Unrealized gains from securities, net of reclassification adjustment	27	38	65
Unrealized losses on derivative instruments qualifying for cash flow hedges	(87)	-	(87)
Pension liability adjustments	362	198	560
Total comprehensive income	4,800	1,019	5,819
Purchase of treasury stock	(277)	-	(277)
Dividends paid to shareholders of Nidec Corporation	(6,232)	-	(6,232)
Dividends paid to noncontrolling interests	-	(695)	(695)
Capital transaction with consolidated subsidiaries and other	(111)	(307)	(418)
Balance at June 30, 2011	¥353,430	¥55,273	¥408,703

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2011:
Balance at March 31, 2011	$4,400,471	$684,454	$5,084,925
Comprehensive income:
Net income	151,245	13,551	164,796
Other comprehensive income (loss):
Foreign currency translation adjustments	(95,528)	(3,852)	(99,380)
Unrealized gains from securities, net of reclassification adjustment	334	471	805
Unrealized losses on derivative instruments qualifying for cash flow hedges	(1,078)	-	(1,078)
Pension liability adjustments	4,484	2,453	6,937
Total comprehensive income	59,457	12,623	72,080
Purchase of treasury stock	(3,431)	-	(3,431)
Dividends paid to shareholders of Nidec Corporation	(77,196)	-	(77,196)
Dividends paid to noncontrolling interests	-	(8,609)	(8,609)
Capital transaction with consolidated subsidiaries and other	(1,375)	(3,802)	(5,177)
Balance at June 30, 2011	$4,377,926	$684,666	$5,062,592

6. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions	Yen in millions	U.S. dollars in thousands
	March 31, 2011	June 30, 2011	June 30, 2011
Principal amount	¥100,000	¥100,000	$1,238,697
Unamortized premium	447	422	5,227
Total	¥100,447	¥100,422	$1,243,924

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 ($132) and the number of convertible shares is 9,410,878 as of June 30, 2011.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2010 and 2011 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Net periodic pension cost for defined benefit plans:
Service cost	¥299	¥291	$3,605
Interest cost	109	118	1,462
Expected return on plan assets	(47)	(81)	(1,003)
Amortization of net actuarial loss	28	29	359
Amortization of prior service credit	(34)	(43)	(533)
(Gains) losses from curtailments and settlements	(186)	132	1,635
Net periodic pension cost for defined benefit plans	169	446	5,525
Cost for multiemployer pension plans	49	53	657
Cost for defined contribution plans	¥135	¥394	$4,880

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three months ended June 30, 2010 and 2011:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended June 30, 2010:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥13,900	139,291	¥99.79
Loss on discontinued operations attributable to Nidec Corporation	(117)	139,291	(0.84)
Net income attributable to Nidec Corporation	¥13,783	139,291	¥98.95
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	13,900	139,291	99.79
Loss on discontinued operations attributable to Nidec Corporation	(117)	139,291	(0.84)
Net income attributable to Nidec Corporation	¥13,783	139,291	¥98.95
For the three months ended June 30, 2011:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥12,210	138,441	¥88.20	$1.09
Effect of dilutive securities: Zero coupon convertible bonds	(14)	9,411
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥12,196	147,852	¥82.49	$1.02

NIDEC has no dilutive securities outstanding for the three months ended June 30, 2010, therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three months ended June 30, 2010 and 2011. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months ended June 30
	2010	2011
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(21.0)	(20.9)
Tax (benefit) on undistributed earnings	2.0	2.5
Valuation allowance	0.6	(0.3)
Liabilities for unrecognized tax benefits	3.4	3.2
Other	(0.4)	(1.2)
Estimated effective income tax rate	25.6%	24.3%

The estimated effective income tax rate for the three months ended June 30, 2011 was 24.3%, 1.3 percentage points lower compared with the effective income tax rate for three months ended June 30, 2010. The main reason for this decrease was a reduction in valuation allowance.

10. Contingencies:

NIDEC has guaranteed approximately ¥109 million ($1,350 thousand) of bank loans for employees in connection with their housing costs at June 30, 2011. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥109 million ($1,350 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

11. Derivatives:

NIDEC manages the exposures to fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Cash flow hedges

NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against a portion of foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of the derivatives from time to time. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contractual Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	June 30, 2011	June 30, 2011
Foreign exchange forward contracts	¥2,930	¥5,051	$62,567
Commodity futures	1,964	2,741	33,953

Derivatives not designated as hedging instruments are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2011	June 30, 2011	June 30, 2011
Interest rate currency swap agreements	¥24	-	$-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair Values of Derivative Instruments

Derivatives designated as cash flow hedge are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	June 30, 2011	June 30, 2011
Foreign exchange forward contracts	Other current assets	¥477	¥333	$4,125
Commodity futures	Other current assets	179	7	87

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions		U.S. dollars in thousands
		March 31, 2011	June 30, 2011	June 30, 2011
Interest rate currency swap agreements	Other current liabilities	¥2	-	$-

The Effect of Derivative Instruments on the Consolidated Statements of Income for the three months ended June 30, 2010 and 2011

Derivatives designated as cash flow hedge are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Foreign exchange forward contracts	¥-	¥(14)	$(173)
Commodity futures	-	(73)	(904)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended June 30
		2010	2011	2011
Foreign exchange forward contracts	Cost of sales	¥-	¥113	$1,400
Commodity futures	Cost of sales	-	19	235

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended June 30, 2011.

A net gain of ¥127 million ($1,573 thousand) in accumulated other comprehensive income at June 30, 2011 is expected to be reclassified into earnings within the next 12 months.

As of June 30, 2011, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 23 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions		U.S. dollars in thousands
		For the three months ended June 30
		2010	2011	2011
Foreign exchange forward contracts	Other, net	¥(0)	¥-	$-
Interest rate currency swap agreements	Other, net	2	2	25

12. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,623	¥14,623	-	-
Derivatives	¥654	¥179	¥475	-
Total assets:	¥15,277	¥14,802	¥475	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,720	¥14,720	-	-
Derivatives	¥340	¥7	¥333	-
Total assets:	¥15,060	¥14,727	¥333	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2011	Level 1	Level 2	Level 3
Assets:
Marketable securities	$182,337	$182,337	-	-
Derivatives	$4,212	$87	$4,125	-
Total assets:	$186,549	$182,424	$4,125	-

Level 1 marketable equity securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2011
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥94,321	¥94,321
Short-term investments	2,745	2,745
Short-term loan receivable	141	141
Long-term loan receivable	241	243
Short-term borrowings	(52,018)	(52,018)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,751)	¥(104,891)

	Yen in millions		U.S. dollars in thousands
	June 30, 2011		June 30, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥96,668	¥96,668	$1,197,424	$1,197,424
Short-term investments	2,986	2,986	36,987	36,987
Short-term loan receivable	103	103	1,276	1,276
Long-term loan receivable	150	155	1,858	1,920
Short-term borrowings	(59,809)	(59,809)	(740,852)	(740,852)
Long-term debt including the current portion and excluding capital lease obligation	¥(100,715)	¥(103,458)	$(1,247,553)	$(1,281,531)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits, short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

13. Segment data:

In accordance with ASC 205-20, “Presentation of Financial Statements-Discontinued Operations”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2010 and 2011:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥52,532	¥46,583	$577,022
Other small precision brushless DC motors	21,456	17,665	218,816
Brushless DC fans	8,840	7,799	96,606
Other small precision motors	4,859	3,875	47,999
Sub-total	87,687	75,922	940,443
General motors	24,760	48,709	603,357
Machinery	17,221	19,090	236,467
Electronic and optical components	30,346	27,265	337,731
Others	8,752	8,087	100,174
Consolidated total	¥168,766	¥179,073	$2,218,172

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Beginning in the quarterly reporting period ended September 30, 2010, NIDEC changed its segment reporting so that it is in line with the changes NIDEC recently made in its management decision-making process. The Company’s acquired subsidiaries have been grouped into each of these segments for both internal management reporting to the chief operating decision maker and for external reporting, because the number of its subsidiaries has been increasing due to recent acquisitions such as the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010. In connection with this acquisition, as of April 1, 2011, the Nidec Sole Motor group was no longer included in the Nidec Techno Motor segment but has been included in the Nidec Motor segment. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended June 30, 2010 and 2011. NIDEC has also changed the abbreviations for the reporting segments, as described below.

The Nidec Corporation (formerly NCJ) segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The Nidec Electronics (Thailand) (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The Nidec (Zhejiang) (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The Nidec Singapore (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The Nidec (H.K.) (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sells hard disk drive motors, DC motors and fans.

The Nidec Philippines (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produces and sells hard disk drive motors.

The Nidec Sankyo (formerly NSNK) segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Copal (formerly NCPL) segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok (formerly NTSC) segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The Nidec Copal Electronics (formerly NCEL) segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor (formerly NTMC) segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motor (formerly NMC) segment comprises Nidec Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The Nidec Motors & Actuators (formerly NMA) segment comprises Nidec Motors & Actuators in France, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Nidec Servo Corporation, (formerly NSRV) was not identified as reportable segments in the period ended September 30, 2010, due to its immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show net sales to external customers and other financial information by operating segment for the three months ended June 30, 2010 and 2011, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Net sales to external customers:
Nidec Corporation	¥18,548	¥17,827	$220,823
Nidec Electronics (Thailand)	22,138	18,801	232,887
Nidec (Zhejiang)	6,668	6,619	81,989
Nidec (Dalian)	1,519	1,110	13,750
Nidec Singapore	6,509	3,213	39,799
Nidec (H.K.)	15,082	12,017	148,854
Nidec Philippines	1,886	2,937	36,381
Nidec Sankyo	23,338	22,287	276,068
Nidec Copal	16,476	14,635	181,283
Nidec Tosok	7,293	6,856	84,925
Nidec Copal Electronics	7,921	7,777	96,333
Nidec Techno Motor	11,041	11,946	147,975
Nidec Motor	3,811	24,042	297,808
Nidec Motors & Actuators	9,007	10,992	136,158
All Others	17,139	17,985	222,780
Total	168,376	179,044	2,217,813
Adjustments*1	390	29	359
Consolidated total	¥168,766	¥179,073	$2,218,172

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Net sales to other operating segments:
Nidec Corporation	¥20,924	¥16,229	$201,028
Nidec Electronics (Thailand)	10,876	9,283	114,988
Nidec (Zhejiang)	2,367	744	9,216
Nidec (Dalian)	6,444	4,485	55,556
Nidec Singapore	123	110	1,363
Nidec (H.K.)	564	234	2,899
Nidec Philippines	9,335	5,396	66,840
Nidec Sankyo	164	119	1,474
Nidec Copal	708	592	7,333
Nidec Tosok	52	35	434
Nidec Copal Electronics	8	5	62
Nidec Techno Motor	239	252	3,122
Nidec Motor	-	-	-
Nidec Motors & Actuators	1,467	2,053	25,430
All Others	18,422	14,062	174,186
Total	71,693	53,599	663,931
Intersegment elimination	¥(71,693)	¥(53,599)	$(663,931)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2010	2011	2011
Operating income or loss:
Nidec Corporation	¥3,103	¥1,388	$17,193
Nidec Electronics (Thailand)	5,938	4,779	59,197
Nidec (Zhejiang)	840	315	3,902
Nidec (Dalian)	1,233	292	3,617
Nidec Singapore	79	26	322
Nidec (H.K.)	204	105	1,301
Nidec Philippines	1,945	1,299	16,091
Nidec Sankyo	3,203	2,023	25,059
Nidec Copal	2,428	1,106	13,700
Nidec Tosok	962	307	3,803
Nidec Copal Electronics	1,258	1,421	17,602
Nidec Techno Motor	1,161	1,167	14,455
Nidec Motor	55	1,157	14,332
Nidec Motors & Actuators	157	328	4,063
All Others	4,259	2,360	29,233
Total	26,825	18,073	223,870
Consolidation adjustments mainly related to elimination of intersegment profits	(859)	1,394	17,267
Reclassification *1	49	(124)	(1,536)
U.S. GAAP adjustments and Others *2	1,100	(121)	(1,499)
Consolidated total	¥27,115	¥19,222	$238,102

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly loss on sales or disposals of fixed assets the year ended June 30, 2010 and 2011.

*2 Others is mainly from the amortization of capitalized assets related to business combinations for the years ended June 30, 2010 and 2011.

14. Subsequent events

On July 1, 2011, NIDEC acquired all of the voting rights of Sanyo Electric Co., Ltd. which consists of small precision motor product category, particularly vibration motors for mobile phones, in order to further develop and expand our small precision motor product category by effectively using the operational resources of, and efficiently developing new products and expanding sales opportunities for small precision motor product category. Sanyo Seimitsu Co., Ltd. was subsequently renamed Nidec Seimitsu Corporation.